Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

June 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Dorrie Yale
Mr. Joseph McCann
Ms. Mark Brunhofer
Ms. Mary Mast

RE:	Prevail Therapeutics Inc.

Registration Statement on Form S-1

File No. 333-231754

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Prevail Therapeutics Inc. (the “Registrant”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on June 19, 2019, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,465 copies of the Preliminary Prospectus of the Registrant, dated June 10, 2019, from June 10, 2019 through the date hereof, to prospective underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

MORGAN STANLEY & CO. LLC
BOFA SECURITIES, INC.
COWEN AND COMPANY, LLC

As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name:	Kalli Dircks
Title:	Executive Director

[Signature Page to Acceleration Request]

BOFA SECURITIES, INC.

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

[Signature Page to Acceleration Request]

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

[Signature Page to Acceleration Request]